Exhibit 21.1

Entity Name	Jurisdiction of Incorporation or Organization

Calceus MidCo, Inc.	Delaware

Calceus Acquisition, Inc.	Delaware

Cole Haan LLC	Delaware

Calceus Holdings C.V.	Netherlands

Cole Haan Company Store LLC	Maine